September 29, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:
Manitex International, Inc. Registration Statement on Form S-3
(Commission File No. 333-213808)

Dear Sir or Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Manitex International, Inc. (the “Company”) hereby requests that the registration statement referred to above be declared effective on Monday, October 3, 2016 at 11:00 a.m. E.T. or as soon thereafter as shall be practicable. In addition, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David H. Gransee
By:	David H. Gransee
Vice President and Chief Financial Officer

cc:	Todd M. Kaye
Bryan Cave LLP